UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No: 2)*

Under the Securities Exchange Act of 1934
(Amendment No. __)

OncoMed Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

68234X102
(CUSIP Number)

December 17, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
Phase4 Ventures III General Partner Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 68234X102	SCHEDULE 13G	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
Phase4 Partners Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 68234X102	SCHEDULE 13G	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
Phase4 Ventures III GP LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 68234X102	SCHEDULE 13G	Page 4 of 11 pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
Phase4 Ventures III LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 68234X102	SCHEDULE 13G	Page 5 of 11 pages

Item 1.	NAME OF ISSUER; ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

(a) – (b)   This statement on Schedule 13G (this “Schedule 13G”) is being filed with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of OncoMed Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive officers of the Issuer is 800 Chesapeake Drive, Redwood City, California 94063.

ITEM 2(a).	NAME OF PERSON FILING.

This Schedule 13G is being filed by:

(i)          Phase4 Ventures III General Partner Limited (“Phase4 GP”);

(ii)         Phase4 Partners Limited (“Phase4 Partners”);

(iii)        Phase4 Ventures III LP (“Phase4”); and

(iv)        Phase4 Ventures III GP LP (“Phase4 GPLP”, together with Phase4 GP, Phase4 Partners, and Phase 4, the “Reporting Persons”).

The Reporting Persons entered into a Joint Filing Agreement, dated February 11, 2014, which is incorporated by reference as Exhibit A, pursuant to which each has agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 2(b).	ADDRESS OR PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

The principal business office of each of the Reporting Persons is:

c/o Phase4 Partners Ltd.
1 Cavendish Place
London, W1G 0QF, UK

ITEM 2(c).	CITIZENSHIP.

(i) Phase4 GP, Phase4 Partners, Phase4: England and Wales

(ii) Phase4 GPLP: Scotland

ITEM 2(d).	TITLE OF CLASS OF SECURITIES.

Common Stock, par value $0.001 per share

ITEM 2(e).	CUSIP NUMBER.

68234X102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK THE APPROPRIATE BOX.

Not applicable.

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:

This Schedule 13G is being filed on behalf of the Reporting Persons. As of December 17, 2018, the Reporting Persons may be deemed to beneficially own 0 shares of the Issuer’s Common Stock, which constitutes 0% of the Issuer’s total Common Stock outstanding

(b) Percent of Class:

The responses of the Reporting Persons to Row 11 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

(c) Number of Shares as to which such Person has:

(i)        Sole power to vote or to direct the vote:  The responses of the Reporting Persons to Row 5 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

(ii)       Shared power to vote or to direct the vote: The responses of the Reporting Persons to Row 6 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.  See also Item 4(a) above.

(iii)      Sole power to dispose or to direct the disposition of:  The responses of the Reporting Persons to Row 7 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

(iv)      Shared power to dispose or to direct the disposition of:  The responses of the Reporting Persons to Row 8 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.  See also Item 4(a) above.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 4(a).

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATIONS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

By:	Phase4 Ventures III General Partner Limited

/s/ Charles Sermon
Name:	Charles Sermon
Title:	Director

By:	Phase4 Partners Limited

/s/ Charles Sermon
Name:	Charles Sermon
Title:	Director

By:	Phase4 Ventures III LP

By: Phase4 Partners Limited, its manager

/s/ Charles Sermon
Name:	Charles Sermon
Title:	Director

By:	Phase4 Ventures III GP LP

By: Phase4 Ventures III General Partner Limited, its general partner

/s/ Charles Sermon
Name:	Charles Sermon
Title:	Director

EXHIBIT INDEX

Exhibit A

Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.  Incorporated by reference to Exhibit 99.A to the Schedule 13G filed with the Securities and Exchange Commission on February 13, 2014 (Commission File No. 005-87757).